UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________

Amendment No. 10 to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
____________________________________

IMPSAT FIBER NETWORKS, INC.
(Name of Subject Company (issuer))
____________________________________

IMPSAT FIBER NETWORKS, INC.
(Name of 14d-1 and 13e-3 Filing Person (offeror))

SERIES A 6% SENIOR GUARANTEED CONVERTIBLE NOTES DUE 2011 AND
SERIES B 6% SENIOR GUARANTEED CONVERTIBLE NOTES DUE 2011
(Title of Class of Securities)

SERIES A CUSIP NO. 45321TAL7 AND SERIES B CUSIP NOS. 45321TAM5 AND 45321TAN3
(CUSIP Number of Class of Securities)

Guillermo Pardo
Senior Vice President, Corporate Finance and Treasury and Secretary
IMPSAT Fiber Networks, Inc.
Elvira Rawson de Dellepiane 150
Piso 8, C1107BCA
Buenos Aires, Argentina
(5411) 5170-0000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing persons)
_________________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$96,619,555.76	$10,338.29

*
Calculated solely for the purpose of determining the filing fee and based upon a purchase of IMPSAT Fiber Networks, Inc.’s $67,308,419 in aggregate principal amount of Series A 6% Senior Guaranteed Convertible Notes due 2011 and $25,595,000 in aggregate principal amount of Series B 6% Senior Guaranteed Convertible Notes due 2011, for a total of $92,903,419 in outstanding aggregate principal amount, at a purchase price of $1,010.00, plus $26.83 in accrued but unpaid interest, for a total consideration of $1,036.83 for each $1,000 principal amount outstanding. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2007 and such fee is equal to $107 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,338.29	Filing Party: IMPSAT Fiber Networks, Inc.
Form or Registration No.:SC TO-I/A (File No. 005-60701)	Date Filed: February 15, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

  This Amendment No. 10 to Tender Offer Statement on Schedule TO (“Amendment No. 10”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by IMPSAT Fiber Networks, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 29, 2007 (the “Schedule TO”) amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on February 15, 2007 (“Amendment No. 1”), Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on February 27, 2007 (“Amendment No. 2”), Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on March 14, 2007 (“Amendment No. 3”), Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on March 28, 2007 (“Amendment No. 4”), Amendment No. 5 to the Tender Offer Statement on Schedule TO filed on April 4, 2007 (“Amendment No. 5”), Amendment No. 6 to the Tender Offer Statement on Schedule TO filed on April 11, 2007 (“Amendment No. 6”), Amendment No. 7 to the Tender Offer Statement on Schedule TO filed on April 18, 2007 (“Amendment No. 7”), Amendment No. 8 to the Tender Offer Statement on Schedule TO filed on April 25, 2007 (“Amendment No. 8”) and Amendment No. 9 to the Tender Offer Statement on Schedule TO filed on May 1, 2007 ("Amendment No. 9" and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Amendments”) in connection with the Company’s offer to purchase for cash any and all of its Series A 6% Senior Guaranteed Convertible Notes due 2011 (the “Series A Notes”) and Series B 6% Senior Guaranteed Convertible Notes due 2011 (the “Series B Notes” and, together with the Series A Notes, the “Notes”) upon the terms and subject to the conditions set forth in (i) the Offer to Purchase and Consent Solicitation Statement, dated January 29, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), which has been filed as Exhibit (a)(1)(i) hereto, and (ii) the related Letter of Transmittal and Consent (as amended or supplemented from time to time, the “Letter of Transmittal”), which has been filed as Exhibit (a)(1)(ii) hereto. Together the Offer to Purchase, the Supplement to Offer to Purchase, dated February 15, 2007 (the “Supplement”), which has been filed as Exhibit (a)(1)(v) hereto, the Second Supplement to Offer to Purchase, dated February 26, 2007 (the “Second Supplement”), which has been filed as Exhibit (a)(1)(vi) hereto, and the Letter of Transmittal constitute the “Disclosure Documents.” The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, which were previously filed with the Schedule TO, is hereby incorporated by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as provided herein, this Amendment No. 10 does not alter the terms and conditions previously set forth in the Schedule TO, as amended by Amendments, and should be read in conjunction with the Schedule TO, as amended by the Amendments, including all exhibits filed thereto.

Item 1.	Summary Term Sheet.

       The information set forth in Exhibit (a)(5)(x) attached hereto is incorporated herein by reference.

Item 4.	Terms of the Transaction.

       (a) Material Terms

  (1) Tender Offers

       The information set forth in Exhibit (a)(5)(ix) attached hereto is incorporated herein by reference.
Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated January 29, 2007*
(a)(1)(ii)	Letter of Transmittal and Consent*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
(a)(1)(iv)	Letter to Clients*
(a)(1)(v)	Supplement to Offer to Purchase and Consent Solicitation Statement dated February 15, 2007*
(a)(1)(vi)	Second Supplement to Offer to Purchase and Consent Solicitation Statement dated February 26, 2007*
(a)(5)	Press release issued by IMPSAT Fiber Networks, Inc. on January 29, 2007*
(a)(5)(ii)	Press release issued by IMPSAT Fiber Networks, Inc. on February 27, 2007*
(a)(5)(iii)	Press release issued by IMPSAT Fiber Networks, Inc. on March 14, 2007*
(a)(5)(iv)	Press release issued by IMPSAT Fiber Networks, Inc. on March 28, 2007*
(a)(5)(v)	Press release issued by IMPSAT Fiber Networks, Inc. on April 4, 2007*
(a)(5)(vi)	Press release issued by IMPSAT Fiber Networks, Inc. on April 11, 2007*
(a)(5)(vii)	Press release issued by IMPSAT Fiber Networks, Inc. on April 18, 2007*
(a)(5)(viii)	Press release issued by IMPSAT Fiber Networks, Inc. on April 25, 2007*
(a)(5)(ix)	Press release issued by IMPSAT Fiber Networks, Inc. on May 2, 2007*
(a)(5)(x)	Press release issued by IMPSAT Fiber Networks, Inc. on May 7, 2007
(b)	Not applicable
(d)(i)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 15, 2006*
(d)(ii)
Form of Support Agreements of Morgan Stanley & Co. Incorporated, W.R. Huff Asset Management Co., L.L.C. and Mariano Torre Gomez (incorporated herein by reference to Exhibits A-1, A-2 and A-3 to the Agreement and Plan of Merger, dated as of October 25, 2006, among IMPSAT Fiber Networks, Inc., Global Crossing Limited and GC Crystal Acquisition, Inc. filed on Form 8-K with the SEC on October 30, 2006)*

(g)	Not applicable
(h)	Not applicable

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2007

IMPSAT FIBER NETWORKS, INC.
/s/ Hector Alonso
Name: Hector Alonso Title: Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description
Exhibit (a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated January 29, 2007*
Exhibit (a)(1)(ii)	Letter of Transmittal and Consent*
Exhibit (a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
Exhibit (a)(1)(iv)	Letter to Clients*
Exhibit (a)(1)(v)	Supplement to Offer to Purchase and Consent Solicitation Statement dated February 15, 2007*
Exhibit (a)(1)(vi)	Second Supplement to Offer to Purchase and Consent Solicitation Statement dated February 26, 2007*
Exhibit (a)(5)	Press release issued by IMPSAT Fiber Networks, Inc. on January 29, 2007*
Exhibit (a)(5)(ii)	Press release issued by IMPSAT Fiber Networks, Inc. on February 27, 2007*
Exhibit (a)(5)(iii)	Press release issued by IMPSAT Fiber Networks, Inc. on March 14, 2007*
Exhibit (a)(5)(iv)	Press release issued by IMPSAT Fiber Networks, Inc. on March 28, 2007*
Exhibit (a)(5)(v)	Press release issued by IMPSAT Fiber Networks, Inc. on April 4, 2007*
Exhibit (a)(5)(vi)	Press release issued by IMPSAT Fiber Networks, Inc. on April 11, 2007*
Exhibit (a)(5)(vii)	Press release issued by IMPSAT Fiber Networks, Inc. on April 18, 2007*
Exhibit (a)(5)(viii)	Press release issued by IMPSAT Fiber Networks, Inc. on April 25, 2007*
Exhibit (a)(5)(ix)	Press release issued by IMPSAT Fiber Networks, Inc. on May 2, 2007*
Exhibit (a)(5)(x)	Press release issued by IMPSAT Fiber Networks, Inc. on May 7, 2007
Exhibit (b)	Not applicable
Exhibit (d)(i)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 15, 2006*
Exhibit (d)(ii)
Form of Support Agreements of Morgan Stanley & Co. Incorporated, W.R. Huff Asset Management Co., L.L.C. and Mariano Torre Gomez (incorporated herein by reference to Exhibits A-1, A-2 and A-3 to the Agreement and Plan of Merger, dated as of October 25, 2006, among IMPSAT Fiber Networks, Inc., Global Crossing Limited and GC Crystal Acquisition, Inc. filed on Form 8-K with the SEC on October 30, 2006)*

Exhibit (g)	Not applicable
Exhibit (h)	Not applicable

* Previously filed.